SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI RELEASES ITS RESULTS FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2008**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6399/6247 \ www.AngloGoldAshanti.com

news release

9 February 2009

ANGLOGOLDASHANTI RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED
31 DECEMBER 2008

Results for the quarter…

❖ Gold production at 1.268Moz up on the prior quarter's performance and ahead of previous market guidance.

❖ Obuasi (Ghana) delivers second consecutive quarter of production improvement, up 7% on the previous quarter as turnaround strategy starts to take effect.

❖ Total cash costs at $422/oz for the group, 13% better than previous quarter and 8% below market guidance with South African operations total cash costs at $318/oz, down 23%, while Brazilian operations cash costs were $100/oz lower at $255/oz.

❖ Adjusted headline loss was $17m, distorted by annual accounting adjustments which totalled $48m relating to inventory write-downs, current and deferred tax provisions.

❖ $1.0bn term facility secured to re-finance convertible bond.

❖ Transaction announced to sell interest in Boddington for an aggregate maximum consideration of up to approximately $1.1bn in January 2009.

… and the year

❖ Fatalities reduce by 57%, and a 20% improvement achieved on all accidents.

❖ Gold production 4.982Moz – in line with market guidance.

❖ Total cash costs increased by $87/oz to $444/oz, due to lower production and inflationary pressure, offset partially by weaker local currencies in the latter part of the year.

❖ Hedge commitments reduced by 5.29Moz or 47% to 5.99Moz - company now well positioned to participate materially in spot prices going forward.

❖ Hedge buy-backs result in adjusted headline loss of $897m, against adjusted headline earnings of $278m in 2007.

❖ Mineral Resources after depletion increase by 16% or 33.4Moz to 241.0Moz, while Ore Reserves after depletion increase by 2% to 74.9Moz. Following the sale of Boddington Mine (Australia), Ore Reserves and Mineral Resources will be at 68.2Moz and 229.1Moz respectively.

❖ Final dividend declared at 50 South African cents or 5 US cents per share, resulting in a total dividend of 100 South African cents or 11 US cents per share for the year.

Detail

For the fourth quarter, gold production was 1.4% up on previous guidance at 1.268Moz, with total cash costs 8% better at $422/oz, making this the fourth consecutive quarter that the company has delivered on or above its production and total cash cost guidance.

Production ounces improved across most operations in line with, or ahead of, plan:
- Obuasi in Ghana achieved a second consecutive quarter of production improvement, up 7% on the previous quarter as the company executes its turnaround strategy;
- CC&V in the USA posted a 24% quarter-on-quarter improvement in production;
- Uranium production increased 2% to 353,000 pounds;
- Production at Geita in Tanzania was lower than anticipated, due to un-planned plant maintenance.

Total cash costs for the group in the fourth quarter were 8% lower than guidance at $422/oz, assisted by the higher production, but primarily due to currency exposure with approximately 66% of the company's costs in non-US dollar based environments. The currency leverage resulted in the South African operations averaging $318/oz for the quarter, down 23%, while the Brazilian operations achieved a $100/oz (28%) improvement, reducing to $255/oz.

For the year, gold production of 4.98Moz was at the upper end of market guidance provided at the beginning of the year, with cash costs of $444/oz also within market guidance.

The company continued to execute its hedge reduction strategy, with hedge commitments reducing from 6.30Moz at the end of September 2008 to 5.99Moz at year-end. The received price was 13.6% lower than the spot price at $687/oz due to ongoing hedge book restructuring, an improvement of 6.7% on the previous quarter and within market guidance.

At 31 December 2008 the net delta hedge position was 5.22Moz, representing a further reduction of 0.57Moz for the quarter. The company is now positioned in line with expectations to receive a discount of approximately 6% on spot during 2009, assuming a spot price of $900/oz.

The company recorded an adjusted headline loss of $17m, after annual accounting adjustments totalling $48m which included write-downs of Geita stockpiles ($19m), stores ($21m) and current and deferred tax provisions ($8m).

During the quarter, the company recorded exceptional asset impairment charges of $1.25bn (net of tax) in relation to the former Ashanti assets (comprising Obuasi, Geita and Iduapriem) and certain other investments and sundry assets. This adjustment, which is of a non-cash nature, is based on assumptions relating to market conditions which include the lower gold forward curve, higher discount rates, increased operating costs resulting from higher power tariffs in Ghana and reduced reserves at Geita. The asset impairment charges are excluded from adjusted headline earnings.

The company also announced that net of depletion, reserves increased by 1.8Moz to 74.9Moz during 2008. Mineral Resources increased by 33.4Moz to 241.0Moz, with the single largest contribution coming from the company's La Colosa project in Colombia, where 12.3Moz were delineated following the latest stage of the development programme. Following the completion of the announced sale of Boddington Mine in Australia, reserves will stand at 68.2Moz and Mineral Resources at 229.1Moz.

A dividend of 50 South African cents (or 5 US cents) per share was declared for the six months ended 31 December 2008, resulting in a total dividend of 100 South African cents per share (or 11 US cents per share) for the year.

2009 Outlook
In respect of the 2009 outlook, the company is expecting to produce between 4.9Moz and 5.0Moz of gold at total cash costs ranging from $435/oz to $450/oz, based on currency assumptions to the US dollar of R9.75/$, A$/$0.675, BRL 2.25/$ and Argentinean peso 3.65/$.

Commenting on the results, CEO Mark Cutifani said: "I am pleased that we have delivered consistently on our strategic and business commitments through 2008, and whilst our constant focus on safety has resulted in a significant improvement in safety performance across all operations, there still remains much left to be done. 2008 has been a year of restructuring the business and positioning it for future value creation, as we implemented turnaround plans at key assets, reduced the hedge book by some 5.29Moz or 47% of committed ounces and significantly strengthened our capital structure through the re-financing of our convertible bond with both a new US$1 billion loan facility and, following the end of the quarter, the sale of our interest in Boddington.

After this transformational year we now have much improved gold price leverage and balance sheet flexibility together with an operational framework and management team that all combine to create a strong platform as we go into 2009."

ENDS

Contacts

South Africa	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	+ 27 (0) 83 250 0757	afine@anglogoldashanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@anglogoldashanti.com
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 9, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary